Filed by Kemper Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-6 under the

Securities Exchange Act of 1934, as amended

Subject Company: Infinity Property and Casualty Corporation

(SEC File No. 000-50167)

SEC File No. for Registration Statement on Form S-4

filed by Kemper Corporation: 333-224144

Set forth below is an excerpted slide from the First Quarter 2018 Earnings Call Presentation of Kemper Corporation (the “Company”), previously included as Exhibit 99.3 to the Company’s current report on Form 8-K furnished to the Securities and Exchange Commission on April 30, 2018, which excerpted slide relates to the proposed business combination of the Company and Infinity Property and Casualty Corporation, first announced on February 13, 2018.

Taking the Next Step on Kemper’s Journey to Unlock Embedded Value Continued Progress on Specialty Auto Strategic Plan Phase 1 Phase 2 Phase 3 Work/Effort Rebuild leverage Build & Incubate Grow Majority of Phase 1 and Phase 2 initiatives are complete or ahead of schedule Shifting focus towards Phase 3 as a result of improved operating performance Grow and enhance strategic position in key focus markets Scale business platform and enhance product suite Optimize data and analytics capabilities Continue to enhance operational efficiency with claims initiatives Acquisition of Infinity Accelerates Momentum Combines two leading brands in specialty auto insurance Increases scale in specialty auto and attractive markets Improves presence in core markets Expands product offering and customer base Deepens agency relationships in urban and Hispanic markets Bolsters growth opportunities Better positioned to serve combined customer base Specialization optimizes claims process Efficient expense base enables more competitive pricing Enhanced customer experience Broader product offering enables cross-sell Enhances earnings profile and provides significant financial flexibility Improved capital generation capabilities Deploys capital in a strategic acquisition that will meaning fully enhance shareholder value Combination of two leading specialty businesses improves our ability to provide valuable products at reasonable costs to the combined customer base KEMPER Earnings Call Presentation - lQ 2018 6

Cautionary Statements Regarding Forward-Looking Information

This communication may contain or incorporate by reference statements or information that are, include or are based on forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations, intentions, beliefs or forecasts of future events or otherwise for the future, and can be identified by the fact that they relate to future actions, performance or results rather than relating strictly to historical or current facts. Words such as “believe(s),” “goal(s),” “target(s),” “estimate(s),” “anticipate(s),” “forecast(s),” “project(s),” “plan(s),” “intend(s),” “expect(s),” “might,” “may,” “could” and variations of such words and other words and expressions of similar meaning are intended to identify such forward-looking statements. However, the absence of such words or other words and expressions of similar meaning does not mean that a statement is not forward-looking.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and are not guarantees or assurances of future performance. No assurances can be given that the results and financial condition contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that may be important in determining actual future results and financial condition. The general factors that could cause actual results and financial condition to differ materially from those expressed or implied include, without limitation, the following: (a) the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving Kemper Corporation (the “Company”), a wholly-owned subsidiary of the Company and Infinity Property and Casualty Corporation (“Infinity”), including, without limitation, the receipt of stockholder and regulatory approvals (including approvals, authorizations and clearance by insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction); (b) unanticipated difficulties or expenditures relating to such proposed merger transaction; (c) risks relating to the value of the shares of the Company’s common stock to be issued in such proposed merger transaction; (d) disruptions of the Company’s and Infinity’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel; (e) legal proceedings that may be instituted against the Company and Infinity in connection with such proposed merger transaction; and (f) those factors listed in annual, quarterly and periodic reports filed by the Company and Infinity with the Securities and Exchange Commission (the “SEC”), whether or not related to such proposed merger transaction.

The Company assumes no, and expressly disclaims any, duty or obligation to update or correct any forward-looking statement as a result of events, changes, effects, states of facts, conditions, circumstances, occurrences or developments subsequent to the date of this communication or otherwise, except as required by law. Readers are advised, however, to consult any further disclosures the Company makes on related subjects in its filings with the SEC.

Additional Information About the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to the proposed merger transaction involving the Company, a wholly-owned subsidiary of the Company and Infinity, among other things. In connection therewith, the Company filed with the SEC a Registration Statement on Form S-4 that includes a definitive joint proxy statement of the Company and Infinity and also constitutes a definitive prospectus of the Company, and each of the Company and Infinity may be filing with the SEC other documents regarding the proposed transaction. The Company and Infinity commenced mailing of the definitive joint proxy statement/prospectus to the Company’s stockholders and Infinity’s shareholders on April 30, 2018. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND/OR INFINITY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents filed with the SEC by the Company and Infinity through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge under the “Investors” section of the Company’s website located at http://www.kemper.com or by contacting the Company’s Investor Relations Department at 312.661.4930 or investors@kemper.com. Copies of the documents filed with the SEC by Infinity are available free of charge under the “Investor Relations” section of Infinity’s website located at http://www.infinityauto.com or by contacting Infinity’s Investor Relations Department at 205.803.8186 or investor.relations@infinityauto.com.

Participants in the Solicitation

The Company and Infinity, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be considered participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of the Company is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on April 27, 2018 and serves as the Company’s proxy statement for its 2018 annual meeting of stockholders, and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 13, 2018. Information about the directors and executive officers of Infinity is set forth in its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018, as amended on Form 10-K/A, filed with the SEC on April 23, 2018. Each of the foregoing can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.